MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine month periods ended September 30, 2021 and 2022. On May 13, 2022, we effected a one-for-four reverse stock split (the “Reverse Stock Split”) on our common shares. All share and per share amounts have been described or retroactively adjusted to reflect the Reverse Stock Split. The par value of the common shares remained unchanged at $0.001 per share. Unless otherwise specified herein, references to the “Company,” “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022 and for the nine month periods ended September 30, 2021 and 2022, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2022 (the “2021 Annual Report”).

Forward-Looking Statements

Our disclosure and analysis pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “could,” “projects,” “forecasts,” “potential”, “may,” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19, including variants thereto, such as, Omicron, and the Russian-Ukrainian war, on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity and capital resources, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of the 2021 Annual Report and our other public filings with the SEC. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
●	the length and number of off-hire periods and dependence on third-party managers;
●	business disruptions due to natural disasters and health catastrophes, such as the recent outbreak of COVID-19; major geo-political events and conflicts, such as the Russian-Ukrainian war; and
●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the 2021 Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Overview

We are PYXIS TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. We currently own, directly or indirectly, 100% ownership interest in the following vessel owning companies:

●	FOURTHONE CORPORATION LTD., established under the laws of the Republic of Malta (“Fourthone”);
●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone” and collectively with Fourthone, Seventhone, Eighthone and Tenthone, the “Vessel-owning Companies”).

Pyxis also currently own 100% ownership interest in the following non-vessel owning companies:

●	SECONDONE CORPORATION LTD., established under the laws of the Republic of Malta (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD., established under the laws of the Republic of Malta (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020, and
●	MARITIME TECHNOLOGIES CORP., established under the laws of Delaware.

All of the Vessel-owning Companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	Dead Weight Tons (“DWT’)	Year built	Acquisition date

Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	2/8/2013	Pyxis Epsilon	50,295	2015	01/14/2015
Tenthone	04/22/2021	Pyxis Karteria	46,652	2013	07/15/2021
Eleventhone	11/9/2021	Pyxis Lamda	50,145	2017	12/20/2021

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning Companies, including but not limited to chartering, financing and accounting, sale and purchase, insurance, operations, dry-docking and construction supervision, for a fixed daily fee per vessel, under a head management agreement (the “Head Management Agreement”).

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements may be cancelled by us or ITM for any reason at any time upon three months’ advance notice.

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Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. As of November 10, 2022, three of the vessels in our fleet were employed in time charters, and two in the spot market. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter and is presented as a reduction in revenues.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuations in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Spot Charters

Generally, a spot charter refers to a contract to carry a specific cargo for a single voyage, which commonly lasts from several days up to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. Brokerage commissions payable for both spot and time charter contracts, if any, depend on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Such commissions are deferred and amortized over the related period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

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General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which is described in more detail in our 2021 Annual Report and provides for the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs, including costs of legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of the Nasdaq Stock Market (“Nasdaq”), the Company’s board of directors’ (the “Board”) compensation and investor relations.

Management Fees

We pay management fees to Maritime and ITM for commercial and technical management services, respectively, for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shoreside personnel who carry out the management functions described above. As part of their ship management services, Maritime provides us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. During the fourth quarter of 2021, we adjusted the scrap rate which is used to calculate the salvage value of our vessels, from $300/light weight ton (“LWT”) to $340/LWT due to the increased scrap rates worldwide.

Special Survey and Dry-docking

We are obliged to periodically drydock each of our vessels for inspection, and to make significant modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months for scheduled inspections, depending on its age. The capitalized costs of dry-dockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the $6.0 million Amended and Restated Promissory Note we issued on October 28, 2015, in favor of Maritime Investors Corp. (the “Promissory Note”). Except for the interest payments under our Promissory Note that are based on a fixed rate, the interest rates under our other debt agreements are linked to the LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, through one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate on LIBOR of 3.5%. The interest rate cap terminated on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate on LIBOR of 2% with a termination date of July 8, 2025. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

In evaluating our financial condition, we focus on the above financial and operating measures as well as fleet and vessel type for utilization, time charter equivalent rates and operating expenses to assess our operating performance. We also monitor our cash position and outstanding debt to assess short-term liquidity and our ability to finance further fleet expansion. Discussions about possible acquisitions or sales of existing vessels are based on our financial and operational criteria which depend on the state of the charter market, availability of vessel investments, employment opportunities, anticipated dry-docking costs and general economic prospects.

Selected Information

Our selected consolidated financial data as of September 30, 2022 and for the nine months ended September 30, 2021 and 2022, presented in the tables below, have been derived from our Unaudited Interim Condensed Consolidated Financial Statements and notes thereto included elsewhere herein. Our selected consolidated financial data as of December 31, 2021, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our 2021 Annual Report.

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Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss) Data	Nine months ended September 30,
(Amounts in thousands of U.S. dollars, except per share data)	2021	2022

Revenues, net	$17,237	$39,966
Voyage related costs and commissions	(5,374)	(12,823)
Vessel operating expenses	(8,990)	(9,419)
General and administrative expenses	(1,899)	(1,886)
Management fees, related parties	(479)	(548)
Management fees, other	(614)	(716)
Amortization of special survey costs	(306)	(266)
Depreciation	(3,528)	(4,562)
Allowance for credit losses	(9)	(49)
Loss from the sale of vessels, net	—	(466)
Operating income / (loss)	$(3,962)	$9,231

Other expenses, net:
Loss from debt extinguishment	(458)	(34)
Gain / (Loss) from financial derivative instruments	(18)	511
Interest and finance costs, net	(2,485)	(3,022)
Total other expenses, net	$(2,961)	$(2,545)

Net income / (loss)	$(6,923)	$6,686

Dividend Series A Convertible Preferred Stock	(381)	(667)
Net income / (loss) attributable to common shareholders	$(7,304)	$6,019

Income / (loss) per common share, basic	$(0.83)	$0.57
Income / (loss) per common share, diluted	$(0.83)	$0.53

Weighted average number of shares, basic	8,752,328	10,613,424
Weighted average number of shares, diluted	8,752,328	12,641,229

Unaudited Interim Condensed Consolidated Balance Sheets Data	December 31,	September 30,
(Amounts in thousands of U.S. dollars)	2021	2022

Total current assets	$19,102	$18,663
Total other non-current assets	3,736	3,670
Total fixed assets, net	119,724	115,717
Total assets	$142,562	$138,050
Total current liabilities	22,830	16,658
Total non-current liabilities	70,880	66,508
Total stockholders’ equity	$48,852	$54,884

Unaudited Interim Condensed Consolidated Statements of Cash Flows Data	Nine months ended September 30,
(Amounts in thousands of U.S. dollars)	2021	2022

Net cash provided / (used in) operating activities	$(3,423)	$3,177
Net cash provided / (used in) by investing activities	(20,158)	4,959
Net cash (used in) / provided by financing activities	30,333	(11,160)
Change in cash and cash equivalents and restricted cash	$6,752	$(3,024)

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As of September 30, 2022 our fleet consisted of four eco-efficient medium-range 2 (“MR2”) tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Epsilon”, and one eco-modified MR2, “Pyxis Malou”. Our two small tankers “Northsea Alpha” and “Northsea Beta” were sold on January 28, 2022 and March 1, 2022, respectively. The following table presents the fleet data only for the MR2 tankers for the nine months of 2021 and 2022.

	Nine months ended September 30,
MR Fleet data	2021	2022

Ownership days (1)	896	1,365
Available days (2)	896	1,351
Operating days (3)	854	1,167
Utilization % (4)	95.3%	86.4%
Daily time charter equivalent rate (5)	$10,729	$23,079
Daily vessel operating expenses (6)	$6,987	$6,781
Average number of vessels (7)	5.3	5.0
Number of vessels at period end	6	5
Weighted average age of vessels at period end (8)	9.1	9.1

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of Available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of Operating days during a period by the number of Available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily TCE rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by Operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by Ownership days.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the DWT of each vessel on the total fleet DWT.

The following table reflects the calculation of our medium range (“MR”) fleet daily TCE rates for the nine month periods ended September 30, 2021 and 2022:

(Amounts in thousands of U.S. dollars, except	Nine months ended September 30,
for operating days and daily TCE rates)	2021	2022

Revenues, net	$11,914	$39,371
Voyage related costs and commissions	(2,752)	(12,437)
Time charter equivalent revenues(1)	$9,162	$26,934

Operating days for fleet (2)	854	1,167
Daily TCE rate (1) , (2)	$10,729	$23,079

(1)	Subject to rounding;

(2)	“Northsea Alpha” and “Northsea Beta” which were sold on January 28, 2022 and March 1, 2022 respectively, have been excluded in the above table. Both vessels have been under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. For the nine months ended September 30, 2022, “Revenues, net” attributable to these vessels was $595 thousands and “Voyage related costs and commissions” was $386 thousands

.

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The following table reflects the daily TCE rate, daily operating expenses (“Opex”) and utilization rate on a per MR2 vessel type for the nine month periods ended September 30, 2021 and 2022:

MR2 Vessels Rates		Nine months ended September 30,
(Amounts in U.S. dollars per day)		2021	2022

Eco-Efficient MR2: (2022: 4 vessels)
(2021: 3 vessels)	TCE :	10,892	20,539
	Opex :	7,086	6,624
	Utilization % :	95.5%	86.8%
Eco-Modified MR2: (1 vessel)
	TCE :	10,353	33,372
	Opex :	6,762	7,408
	Utilization % :	94.9%	84.6%
Fleet: (2022: 5 vessels) *
(2021: 4 vessels) *	TCE :	10,729	23,079
	Opex :	6,987	6,781
	Utilization % :	95.3%	86.4%

* a) On December 20, 2021, we took delivery from a related party the “Pyxis Lamda”, a 50,145 DWT medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January, 2022. For 2021, the vessel contributed nil available days, and, consequently voyage and related costs of $10 thousands have been excluded from the above data.

b) “Pyxis Karteria” was acquired on July 15, 2021 and commenced commercial activities at that time.

c) Our two small tankers “Northsea Alpha” and “Northsea Beta” were sold on January 28, 2022, and March 1, 2022, respectively. Both vessels had been under Spot employment for approximately 7 and 36 days, respectively, in 2022, as of the delivery date to their buyers. The small tankers have been excluded in the table calculations for the nine months ended September 30, 2022 and the comparative period.

d) In February, 2022, the “Pyxis Epsilon” experienced a brief grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March, 2022.

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Results of Operations

Nine months ended September 30, 2021 and 2022

(Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted.)

The average number of MR vessels in our fleet was 4.0 and 5.0 for the nine months ended September 30, 2021 and 2022, respectively.)

Revenues, net: Revenues, net of $40.0 million for the nine months ended September 30, 2022, represented an increase of $22.7 million, or 132%, from $17.2 million in the comparable period of 2021 as a result of significantly higher spot market rates and greater spot employment for our MR’s, including a 535-day increase in spot operating days, from 161 days during the same period in 2021. The increase in Revenues, net was partially offset by a decrease of 8.9% in fleet utilization from 95.3% in the same period of 2021 to 86.4% for the nine months ended September 30, 2022. In the nine months of 2022, our MR daily TCE rate for our fleet was $23,079, a $12,350 per day increase from the same 2021 period as a result of higher charter rates, partly offset by a $7.4 million increase in the voyage related costs and commissions discussed below.

Voyage related costs and commissions: Voyage related costs and commissions of $12.8 million for the nine months ended September 30, 2022, represented an increase of $7.4 million, or 139%, from $5.4 million in the same period in 2021. For the nine months ended September 30, 2022, our MR’s were on spot charters for 696 days in total, compared to 161 days for the respective period in 2021. This higher spot chartering activity for our MR’s contributed higher voyage costs which are typically borne by us rather than the charterer, thus an increase in spot employment results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $9.4 million for the nine months ended September 30, 2022, represented a $0.4 million or 4.8% increase compared to $9.0 million for the same period in 2021. This increase mainly attributed to the addition of the “Pyxis Karteria” and “Pyxis Lamda” to our fleet in the second half of 2021, partially offset by the sales of “Northsea Alpha” and “Northsea Beta” which occurred during the first quarter, 2022.

General and administrative expenses: General and administrative expenses of $1.9 million for the nine months ended September 30, 2022, remained flat compared to the same period in 2021.

Management fees: For the nine months ended September 30, 2022, management fees payable to Maritime and ITM of $1.3 million in the aggregate, represented an increase of $0.2 million compared to the nine months ended September 30, 2021, as a result of the vessel additions in our fleet and the increase in the daily management fees paid to Maritime which increases annually in line with the inflation rate in Greece.

Amortization of special survey costs: Amortization of special survey costs of $0.3 million for the nine months ended September 30, 2022, remained flat compared to the same period in 2021.

Depreciation: Depreciation of $4.6 million for the nine months ended September 30, 2022, increased by $1.0 million or 29.3% compared to $3.5 million in the comparable period of 2021. The increase was attributed to the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” after the second half of 2021 partly offset by the ceasing of depreciation for vessels “Northsea Alpha” and “Northsea Beta” which were classified as held for sale at the end of 2021 and were sold during the first quarter of 2022.

Loss from the sale of vessels, net: During the nine months ended September 30, 2022, we recorded a transaction loss from the sale of the “Northsea Alpha” and “Northsea Beta” of $0.5 million related to the reposition costs for the delivery of the vessels to their buyer on January 28, 2022 and March 1, 2022, respectively. No such expense was recorded for the comparable period in 2021.

Loss from debt extinguishment: During the nine months ended September 30, 2022, we recorded a loss from debt extinguishment of approximately $34 thousand reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the repayment of the “Northsea Alpha” and “Northsea Beta” loans during the first quarter of 2022. For the nine months ended September 30, 2021 we recorded a loss from debt extinguishment of $0.5 million primarily reflecting a prepayment fee and the write-off of the remaining unamortized balance of deferred financing costs, both of which were associated with the loan on the “Pyxis Epsilon” that was refinanced at the end of the first quarter in 2021.

Gain from financial derivative instruments: During the nine months ended September 30, 2022, we recorded a gain from financial derivative instruments amounted to $0.5 million related to the valuation of the $9.6 million interest rate cap purchased in July 2021.

Interest and finance costs, net: Interest and finance costs, net, was $3.0 million for the nine months ended September 30, 2022, compared to $2.5 million in the comparable period in 2021. This increase was primarily attributable to higher average outstanding debt balances in 2022 accompanying the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” and higher LIBOR rates paid on all the floating rate bank debt.

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Cash Flows

Our principal sources of funds for the nine months ended September 30, 2022, have been cash from our operating and investing activities. Our principal uses of funds have been the working capital requirements and the debt service payments on our loan agreements. Cash and cash equivalents and restricted cash as of September 30, 2022, amounted to $6.9 million, compared to $9.9 million as of December 31, 2021. As of September 30, 2022, we had a working capital surplus of $2.0 million compared to working capital deficit of $3.7 million as of December 31, 2021. We define working capital as current assets minus current liabilities.

Operating Activities

Net cash provided by operating activities was $3.2 million for the nine months ended September 30, 2022, compared to net cash used of $3.4 million for the same period in 2021. The net income for the period was $6.7 million compared to net loss of $6.9 million for the nine month period ended September 30, 2021, contributing $13.6 million more operating cash. Aggregate movements in working capital accounts, current assets and current liabilities, driven to decreased cash by $7.1 million. This decrease was mainly attributable to the $7.4 million increase from net trade accounts receivable, $1.9 million increase in claim receivable accounts from the brief grounding of the “Pyxis Epsilon” (see footnote (d) above), $1.3 million increase from inventories and $1.6 million decrease of due to related parties.

Investing Activities

Net cash provided by investing activities during the nine months ended September 30, 2022, was $5.0 million primarily a result of the $8.5 million proceeds, net of commissions, of the sale of the “Northsea Alpha” and “Northsea Beta” partially offset by the $3.0 million cash settlement of the balance related to “Pyxis Lamda” acquisition and $0.6 million payments for the Ballast Water Treatment System (“BWTS”) installed in “Pyxis Lamda” during the period. The same period in 2021 reflected an aggregate $20.2 million in net cash used in investing activities which were substantially due to the payment for the “Pyxis Karteria” acquisition.

Financing Activities

Net cash used in financing activities was $11.2 million for the nine month period ended September 30, 2022, mainly reflected the aggregate of $10.5 million of debt principal payments, including the prepayments of the Secondone’s and Thirdone’s loan facilities of an aggregate $5.8 million to Amsterdam Trade Bank N.V. Also, during the nine months of 2022, we paid $0.7 million dividends related to the 7.75% Series A Cumulative Convertible Preferred Shares (the “Series A Preferred Shares”). For the nine months ended September 30, 2021, net cash provided by financing activities of $30.3 million mainly reflecting the aggregate of $27.2 million of debt principal payments, including the prepayment of the Eighthone’s $24 million loan with Entrust Permal ( the “Credit Facility”), new bank loans of $17 million and $13.5 million for Eighthone secured by the Pyxis Epsilon and Tenthone secured by the Pyxis Karteria, respectively, the private placement of common stock of $23.1 million in net proceeds, the issuance of 7.75% Series A Cumulative Convertible Preferred Shares of $5.7 million in net proceeds, exercise of common stock warrants of $0.2 million, Series A Preferred Stock dividend payments of $0.3 million and financing fees payment of $0.6 million related to the new loan facilities in Eighthone and Tenthone.

Debt Agreements

For information relating to our debt agreements, please see Note 7 to our financial statements included in our 2021 Annual Report for the year ended December 31, 2021 and Note 7 to our Unaudited Interim Condensed Consolidated Financial Statements for the nine month periods ended September 30, 2021 and 2022 included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash flows from operations, borrowings from bank debt and our related parties, private placement of common stock and issuance of convertible preferred shares and we expect in the future, cash flow from operations, proceeds from further issuances of equity and debt as well as re-financings of debt. Recognizing the uncertainty caused by COVID-19 and the potential impact of the Russian-Ukrainian war, we expect that our future liquidity requirements should relate primarily to:

●	our vessel operating expenses, including dry-docking and special survey costs;
●	payments of interest and other debt-related expenses and the repayment of principal on our loans;
●	payment of technical and commercial management fees for our daily vessel operations;
●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants including potential dry-docking reserves; and
●	potential vessel acquisitions.

9

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and, upon occasion, amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform on a regular basis cash flow projection to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under the existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses and debt servicing requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of September 30, 2022, we had a working capital surplus of $2.0 million, defined as current assets minus current liabilities. As of the filing date of the third quarter of 2022 Unaudited Interim Condensed Consolidated Financial Statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period, through cash generated from operations and by managing our working capital requirements. In addition, the Company may consider the raising of capital including debt, equity securities, joint ventures and / or sale of assets.

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels.

While we pay cash dividends on our outstanding Series A Preferred Stock, we do not intend to pay dividends to the holders of our common shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors.

On February 24, 2021, we closed an equity private placement with a group of investors, which resulted in gross proceeds to the Company of $25.0 million, before deducting placement offering expenses. We issued 14,285,715 common shares at a price of $1.75 per share (effectively 3,571,429 shares at $7.00 per share for the subsequent Reverse Stock Split). We used a portion of the net proceeds from the offering for the repayment of outstanding indebtedness and some of the remaining proceeds for the vessel acquisition of “Pyxis Karteria” on July 15, 2021. The securities offered and sold by us in the private placement were subsequently registered under the Securities Act of 1933, as amended, under a resale registration statement filed with the SEC which became effective on March 11, 2021.

On March 30, 2021, the $24 million the “Eighthone Loan” for our vessel owning subsidiary that owns the “Pyxis Epsilon” was prepaid. The interest rate on this loan with Entrust Permal was 11% per annum. Upon repayment of this loan in full, we incurred a loss on debt extinguishment of approximately $0.5 million containing an early repayment fee and a write off of the unamortized deferred finance fees related to the extinguishment. On that date, we completed the refinancing of Eighthone Loan with a new $17 million secured loan which has an interest rate of LIBOR plus 3.35% and is repayable over 5 years. Approximately $7.275 million in cash was also used in this refinancing. This loan refinancing with Alpha Bank resulted in an interest rate savings of approximately 7.5% per annum with scheduled principal amortization of $1.2 million per year.

Upon repayment of the Eighthone Loan, the maturity date for the Promissory Note was changed to March 30, 2022. The existing Promissory Note was restructured and amended as of May 27, 2021 on the following basis: a) repayment on June 17, 2021 of $1 million in principal and $0.4 million for accrued interest; b) conversion on June 17, 2021 of $1 million of principal into 1,091,062 common shares computed on the volume weighted average closing share price for the 10 day period commencing one day after its public distribution of first quarter, 2021 financial results press release (i.e. the period from June 3 to June 16, 2021 at $0.9165); and c) remaining balance of $3 million in principal shall have a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash, thereafter. These amendments were approved by the Company’s audit committee.

On May 14, 2021, we filed with the SEC a registration statement on Form F-3 (the “Shelf Registration Statement”), under which we may sell from time to time common shares, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $250.0 million. The Shelf Registration Statement was declared effective by the SEC on May 25, 2021.

On June 18, 2021 the Company announced that it received a deficiency notice from Nasdaq, on June 16, 2021, stating that, for a period of 30 consecutive business days, the common shares closed below the minimum bid price of $1.00 per share as required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). The Company had until December 13, 2021, to regain compliance with the Minimum Bid Price Requirement. If at any time during that period, the closing bid price of the common shares was at least $1 for a minimum of 10 consecutive business days, Nasdaq could have provided confirmation of the Company’s compliance with the Minimum Bid Price Requirement and the matter would have been closed. The Company did not regain compliance during the initial compliance period but was eligible for an additional 180 calendar day compliance period. In order to qualify for this additional compliance period, the Company was required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq, with the exception of the bid price requirement, and provided written notice of its intention to cure the deficiency during such additional compliance period, including by effecting a reverse stock split, if necessary. If the Nasdaq staff concludes that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, the common shares will be subject to delisting by Nasdaq. This notice will have no effect on the operations of the Company’s business, and the Company will take all reasonable measures to regain compliance with the exchange. During this time, common shares will continue to be listed and trade on the Nasdaq. On May 13, 2022, the Company implemented a Reverse Stock Split in the amount one for four common shares with the intent of complying with the Minimum Bid Price Requirement, as further noted below. The share and per share information for all periods presented has been adjusted to reflect the one for four Reverse Stock Split.

10

On July 9, 2021, Tenthone, our vessel owning subsidiary that acquired the “Pyxis Karteria”, signed a loan agreement with a European bank for $13.5 million secured loan which is repayable over seven years. The facility is priced at LIBOR plus 4.8% with scheduled principal amortization of $0.35 million for the first four installments and annum principal amortization of $1.2 million thereafter.

On July 16, 2021, we closed a follow-on public offering of 308,487 shares of Series A Preferred Shares at a purchase price of $20.00 per Series A Preferred Share. The Company received gross proceeds of approximately $6.17 million from the offering, prior to deducting underwriting discounts and estimated offering expenses. The Company used the $5.56 million of the net proceeds from the offering for general corporate purposes, including working capital.

On November 15, 2021, we signed a memorandum of agreement to acquire from an affiliated company, the “Pyxis Lamda”, a 2017-built 50,296 DWT eco-efficient MR that was constructed at SPP Shipbuilding Co. Ltd. in South Korea, for approximately to $31.7 million (the “Pyxis Lamda Acquisition”). The Company’s audit committee, consisting of independent and disinterested members of Board negotiated and approved the terms of the Pyxis Lamda Acquisition. On December 21, 2021, we announced the closing of the Pyxis Lamda Acquisition and a new secured bank loan of $29 million with an existing lender, of which $21.68 million was used to partially fund the Pyxis Lamda Acquisition and $7.32 million to fund the full repayment of the outstanding loan on the “Pyxis Malou”. The fair value of the consideration for the Pyxis Lamda Acquisition amounted to $31.17 million and consisted of $21.68 million senior loan facility that matures in five years and is secured by the vessel, assuming a liability of $3 million, at fair value, under the amended unsecured promissory note due 2024, the issuance of 4,139,003 of the Company’s Common Shares having a fair value of $2.17 million on the delivery date of the vessel on December 20, 2021 and $4.32 million cash on hand.

On December 23, 2021, we entered into an agreement with a third-party to sell the small tankers, “Northsea Alpha” and “Northsea Beta”, for an aggregate gross sales price of $8.9 million. The vessels were delivered to their buyers on January 28, 2022 and on March 1, 2022, respectively. After the repayment of $5.8 million outstanding indebtedness securing these vessels and the payment of various transaction costs, we received aggregated net cash proceeds of approximately $2.7 million and $0.6 million from the lender’s release of the minimum liquidity deposits which was used for working capital purposes.

On May 11, 2022, following the Company’s annual shareholder meeting the board of directors of the Company approved the implementation of the Reverse Stock Split of our common shares at the ratio of one share for four existing common shares, effective May 13, 2022. Following the Reverse Stock Split, our common shares continued trading on the Nasdaq Capital Markets under its existing symbol, “PXS”, with a new CUSIP number, 71726130. The payment for fractional share interests in connection with the Reverse Stock Split reduced the outstanding common shares to 10,613,424 post-Reverse Stock Split. The Reverse Stock Split was undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the common shares on the Nasdaq Capital Markets. Furthermore, following the Reverse Stock Split, (a) the Conversion Price, as defined in the certification of designation of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares (NASDAQ Cap Mkts: PXSAP), was adjusted from $1.40 to $5.60 and (b) the Exercise Price, as defined in the Company’s warrants to purchase common shares (NASDAQ Cap Mkts: PXSAW), was adjusted from $1.40 to $5.60. All the share and per share information for all periods presented has been adjusted to reflect the one for four Reverse Stock Split.

During the months of January through September 2022, the Company paid monthly cash dividends of $0.1615 per share for each outstanding Series A Preferred Share, which aggregated to $654 for the 9 month period ended as of September, 30 2022. On October 20, 2022 we paid cash dividends of $0.1615 per Series A Preferred Share or an aggregate of $73 for the month of October, 2022.

As of September 30, 2022, we had 10,613,424 (after the Reverse Stock Split effective May 13, 2022), issued and outstanding common shares, 449,673 Series A Preferred Shares and 1,590,540 warrants (excluding non-tradeable underwriter’s common stock purchase warrants of which 428,571 and 16,000 have exercise prices of $8.75 and $5.60 (after the reverse stock split effective May 13, 2022), respectively, and 2,000 and 2,683 Series A Preferred Shares purchase warrants which have an exercise price of $24.92 and $25 per share, respectively). The calculation of fully-diluted Income per common share for the nine months ended September 30, 2022 of $0.53 included the potential conversion of the outstanding Series A Preferred Shares to derive an aggregate 12,641,229 weighted average common shares and corresponding elimination of the dividend. As of the date of this filing, Mr. Valentis beneficially owned 5,731,942 or approximately 54.0% of our outstanding shares.

11

Subsequent Events

During October 2022, the Company paid monthly cash dividends of $0.1615 per share on its outstanding Series A Preferred Shares, amounting to $73. Similarly, on November 1, 2022, the board of directors of Pyxis declared a monthly dividend of $0.1615 per share, for the month of November 2022. The cash dividend of $73 will be payable on November 21, 2022, to holders of record as of November 14, 2022.

During October 2022 and as of today, the Company has received $949 thousand as advance payment related to the Insurance claim receivable of “Pyxis Epsilon” due to the brief grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March, 2022.

There are not any other subsequent events which might affect the financial statements.

Recent Developments

For information relating to our recent developments, please refer to section “Liquidity and Capital Resources” above and to Note 14 to our Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022 and for the nine month periods ended September, 30 2021 and 2022 included elsewhere herein.

Fleet Information (as of November 10, 2022)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (DWT)	Year Built	Type of charter	Charter (1) Rate (per day)	Anticipated Earliest Redelivery Date

Pyxis Lamda (2)	SPP / S. Korea	MR	50,145	2017	Time	$40,000	Apr 2023
Pyxis Epsilon (3)	SPP / S. Korea	MR	50,295	2015	Time	$30,000	Sep 2023
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Spot	n/a	n/a
Pyxis Karteria (4)	Hyundai / S. Korea	MR	46,652	2013	Time	$30,000	Jan 2023
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a

			249,554

(1)	These tables show gross rates in U.S. $ and do not reflect commissions payable.
(2)	“Pyxis Lamda” is fixed on a time charter for 6 months, +/- 15 days at $40,000 per day.
(3)	“Pyxis Epsilon” is fixed on a time charter for 12 months, +/- 30 per days at $30,000 per day.
(4)	“Pyxis Karteria” is fixed on a time charter for min 4, max 6 months at $30,000 per day.

12

pYXIS TANKERS INC.

INDEX TO Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Balance Sheets

As of December 31, 2021 and September 30, 2022 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

Consolidated Balance Sheets	Notes	December 31, 2021	September 30, 2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$6,180	$4,250
Restricted cash, current portion		944	350
Inventories	4	1,567	2,819
Trade accounts receivable, net		1,716	9,035
Vessels held-for-sale		8,509	—
Prepayments and other current assets		186	315
Insurance claim receivable		—	1,894
Total current assets		19,102	18,663

FIXED ASSETS, NET:
Vessels, net	5	119,724	115,717
Total fixed assets, net		119,724	115,717

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion		2,750	2,250
Financial derivative instrument		74	585
Deferred dry dock and special survey costs, net	6	912	835
Total other non-current assets		3,736	3,670
Total assets		$142,562	$138,050

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$11,695	$5,823
Trade accounts payable		3,084	3,486
Due to related parties	3	6,962	5,564
Hire collected in advance		—	918
Accrued and other liabilities		1,089	867
Total current liabilities		22,830	16,658

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	7	64,880	60,508
Promissory note	3	6,000	6,000
Total non-current liabilities		70,880	66,508

COMMITMENTS AND CONTINGENCIES	11	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 449,673 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2021 and September 30, 2022)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,613,424 shares issued and outstanding as at December 31, 2021 and September 30, 2022, respectively)	8	42	42
Additional paid-in capital	8	111,840	111,840
Accumulated deficit		(63,030)	(56,998)
Total stockholders’ equity		48,852	54,884
Total liabilities and stockholders’ equity		$142,562	$138,050

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

F-1

Unaudited Interim Consolidated Statements of Comprehensive Income / (Loss)

For the nine month periods ended September 30, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Nine months ended September 30,
	Notes	2021	2022

Revenues, net	13	$17,237	$39,966

Expenses:
Voyage related costs and commissions	3	(5,374)	(12,823)
Vessel operating expenses		(8,990)	(9,419)
General and administrative expenses	3	(1,899)	(1,886)
Management fees, related parties	3	(479)	(548)
Management fees, other		(614)	(716)
Amortization of special survey costs	6	(306)	(266)
Depreciation	5	(3,528)	(4,562)
Allowance for credit losses		(9)	(49)
Loss from the sale of vessels, net		—	(466)
Operating income / (loss)		(3,962)	9,231

Other expenses, net:
Loss from debt extinguishments	7	(458)	(34)
Gain from financial derivative instrument	10	(18)	511
Interest and finance costs, net	12	(2,485)	(3,022)
Total other expenses, net		(2,961)	(2,545)

Net income / (loss)		$(6,923)	$6,686

Dividend Series A Convertible Preferred Stock		(381)	(667)

Net income / (loss) attributable to common shareholders	9	$(7,304)	$6,019

Income / (loss) per common share, basic and diluted	9	$(0.83)	$0.57
Income / (loss) per common share, diluted	9	$(0.83)	$0.53

Weighted average number of common shares, basic	9	8,752,328	10,613,424
Weighted average number of common shares, diluted	9	8,752,328	12,641,229

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

F-2

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the nine month periods ended September 30, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Series A Convertible		Common
	Preferred Shares		Stock		Additional	Accumulated	Total
	# of shares	Par Value	# of shares	Par Value	Paid-in Capital	Deficit	Stockholders Equity

Balance January 1, 2021	181,475	—	5,490,720	$22	$79,692	$(50,155)	$29,559
Issuance of common stock under the PIPE, net	—	—	3,571,429	14	23,105	—	23,119
Issuance of common stock under the promissory note	—	—	300,834	1	1,111	—	1,112
Issuance of Series A Convertible Preferred shares, net	308,487	—	—	—	5,563	—	5,563
Conversion of Series A Convertible Preferred Shares to common stock	(40,289)	—	180,106	1	(1)	—	—
Common stock from exercise of warrants	—	—	36,125	—	202	—	202
Preferred stock dividends paid	—	—	—	—	—	(392)	(392)
Net loss	—	—	—	—	—	(6,923)	(6,923)
Balance September 30, 2021	449,673	—	9,579,214	$38	$109,672	$(57,470)	$52,420

Balance January 1, 2022	449,673	—	10,613,964	$42	$111,840	$(63,030)	$48,852
Preferred stock dividends	—	—	—	—	—	(654)	(654)
Net income	—	—	—	—	—	6,686	6,686
Balance September 30, 2022	449,673	—	10,613,964	$42	$111,840	$(56,998)	$54,884

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the nine month periods ended September 30, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Nine months ended September 30,
	2021	2022
Cash flows from operating activities:
Net loss	$(6,923)	$6,686
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	3,528	4,562
Amortization and write-off of special survey costs	306	266
Allowance for credit losses	—	49
Amortization and write-off of financing costs	171	229
Loss from debt extinguishment	458	34
Gain from financial derivative instruments	18	(511)
Issuance of common stock under the promissory note	55	—
Changes in assets and liabilities:
Inventories	(385)	(1,252)
Due to related parties	2,428	1,596
Trade accounts receivable, net	(1,282)	(7,368)
Prepayments and other assets	(127)	(129)
Insurance claim receivable	—	(1,894)
Special survey cost	—	(442)
Trade accounts payable	(933)	655
Hire collected in advance	(726)	918
Accrued and other liabilities	(11)	(222)
Net cash provided by / (used in) operating activities	$(3,423)	$3,177

Cash flow from investing activities:
Proceeds from the sale of vessel, net	—	8,509
Payments for vessel acquisition	(20,000)	(2,995)
Ballast water treatment system installation	(155)	(555)
Vessel additions	(3)	—
Net cash provided by / (used in) investing activities	$(20,158)	$4,959

Cash flows from financing activities:
Proceeds from long-term debt	30,500	—
Repayment of long-term debt	(27,150)	(10,505)
Gross proceeds from issuance of common stock	25,000	—
Common stock offering costs	(1,860)	—
Gross proceeds from the issuance of Series A Convertible Preferred units	6,170	—
Preferred shares offering costs	(512)	—
Proceeds from exercise of warrants into common shares	202	—
Repayment of promissory note	(1,000)	—
Financial derivative instrument	(74)	—
Payment of financing costs	(625)	(1)
Preferred stock dividends paid	(318)	(654)
Net cash (used in) / provided by financing activities	$30,333	$(11,160)

Net (decrease) /increase in cash and cash equivalents and restricted cash	6,752	(3,024)
Cash and cash equivalents and restricted cash at the beginning of the period	4,037	9,874
Cash and cash equivalents and restricted cash at the end of the period	$10,789	$6,850

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$2,298	$2,773
Unpaid portion of vessel additions	28	—
Non-cash financing activities-issuance of common stock under the promissory note	1,055	—
Unpaid portion for common stock offering costs and financing cost	153	—
Unpaid portion of financing costs	40	—

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

F-4

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1. Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of September 30, 2022, Pyxis owns 100% ownership interest in the following seven vessel-owning companies:

●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);
●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone” and collectively with Fourthone, Seventhone, Eighthone and Tenthone the “Vessel-owning companies”).

Pyxis also currently owns 100% ownership interest in the following non-vessel owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020 and,
●	MARITIME TECHNOLOGIES CORP, established under the laws of Delaware.

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	Dead Weight tons “DWT”	Year built	Acquisition date
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015
Tenthone	04/22/2021	Pyxis Karteria	46,652	2013	07/15/2021
Eleventhone	11/09/2021	Pyxis Lamda	50,145	2017	12/20/2021

Effective May 13, 2022, the Company effected a four-for-one reverse stock split on its issued and outstanding common stock. All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

The accompanying Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying Unaudited Interim Condensed Consolidated Financial Statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2022. These Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and footnotes for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F filed with the SEC on April 1, 2022 (the “2021 Annual Report”).

Revenues for the nine month periods ended September 30, 2021 and 2022, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	Nine months ended September 30,
	2021	2022
A	0%	38%
B	12%	31%
C	39%	0%
D	13%	0%
E	0%	0%
Total	64%	69%

F-5

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1.	Basis of Presentation and General Information: -Continued:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying Consolidated Balance Sheets that are presented in the accompanying interim condensed consolidated statement of cash flows for the nine month periods ended September 30, 2021 and 2022.

	September 30,	September 30,
	2021	2022
Cash and cash equivalents	$7,742	$4,250
Restricted cash, current portion	347	350
Restricted cash, net of current portion	2,700	2,250
Total cash and cash equivalents and restricted cash	$10,789	$6,850

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, as discussed in Note 3.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship-management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice.

As of September 30, 2022, the Company had a working capital surplus of $1,955, defined as current assets minus current liabilities. As of the filing date of the Unaudited Interim Condensed Consolidated Financial Statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through operating cash flows, management of working capital, sale of assets, refinancing indebtedness or raising additional equity capital, or a combination thereof.

As of September 30, 2022, Mr. Valentis beneficially owned approximately 54.0% of the Company’s common stock.

2. Significant Accounting Policies:

The accounting policies followed in the preparation of these Unaudited Interim Condensed Consolidated Financial Statements are the same with those applied in the preparation of the Company’s Consolidated Financial Statements for the year ended December 31, 2021. See Note 2 to the Company’s Consolidated Financial Statements for the year ended December 31, 2021, included in the 2021 Annual Report. There have been no material changes to these policies in the nine month period ended September 30, 2022, except as discussed below:

Recent Accounting Pronouncements:

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion model. As compared with current U.S. GAAP, more convertible debt instruments will be reported as a single liability instrument and the interest rate of more convertible debt instruments will be closer to the coupon interest rate. The ASU also aligns the consistency of diluted Earnings Per Share (“EPS”) calculations for convertible instruments by requiring that (1) an entity use the if-converted method and (2) share settlement be included in the diluted EPS calculation for both convertible instruments and equity contracts when those contracts include an option of cash settlement or share settlement. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB has specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company adopted the standard within the period. The adoption of the standard did not have any effect on the Company’s Unaudited Interim Condensed Consolidated Financial Statements and related disclosures.

F-6

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.	Significant Accounting Policies: - Continued:

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The amendments in ASU No. 2021-04 provides guidance to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this ASU No. 2021-04 are effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, including interim periods within those fiscal years. The Company adopted the standard within the period. The adoption of the standard did not have any effect on the Company’s Unaudited Interim Condensed Consolidated Financial Statements and related disclosures.

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years. The Company adopted the standard within the period. The adoption of the standard did not have any effect on the Company’s Unaudited Interim Condensed Consolidated Financial Statements and related disclosures.

Recent Accounting Pronouncements – Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. As of September 30, 2022, the Company has not yet elected any optional expedients provided in the standard and the Company does not currently have any contracts that have been changed to a new reference rate. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period and will continue to evaluate the potential impact of this standard on its consolidated financial statements.

3. Transactions with Related Parties:

The following transactions with related parties occurred during the nine month periods ended September 30, 2021 and 2022.

(a) Maritime:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying unaudited interim Consolidated Statements of Comprehensive Income / (Loss):

	Nine months ended September 30,
	2021	2022
Included in Voyage related costs and commissions
Charter hire commissions	$219	$503

Included in Management fees, related parties
Ship-management Fees	479	548

Included in General and administrative expenses
Administration Fees	1,221	1,236

Total	$1,919	$2,287

F-7

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3.	Transactions with Related Parties: - Continued:

As of December 31, 2021 and September 30, 2022, the balances with Maritime was a due to of $3,967 and $5,564, respectively, and are included in Due to related parties in the accompanying Consolidated Balance Sheets. The balances with Maritime are interest free and with no specific repayment terms.

The Company uses the services of Maritime, to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel (the “Head Management Agreement”). For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel while the vessel is in operation including any pool arrangements and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Maritime charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Maritime. For the administrative management services, the Company pays Maritime a fixed fee of $1,600 annually (the “Administration Fees”) under the Head Management Agreement. In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times the then annual Administration Fees. Pursuant to the amendment of this agreement on March 18, 2020, in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-management Fees.

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2019 and 2020, the Ship-management Fees and the Administration Fees were increased by 0.62%, and, 0.26% respectively, in line with the average inflation rate of Greece for 2018 and 2019. For 2020, the average rate in Greece was a deflation of 1.24% and, as a result, no adjustment was made to the Ship-management Fees and the Administration Fees effective January 1, 2021, which remained, for the particular calendar year, as per the previous year. Effective January 1, 2022, the Ship-management Fees and the Administration Fees were increased by 1.23% in line with the average inflation rate of Greece for 2021.

(b) Maritime Investors Corp.:

On May 14, 2019, the Company entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with Entrust Permal (the “Credit Facility”) on September 2023 (see Note 7), b) January 15, 2024 and c) repayment of any payment-in-kind (“PIK”) interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% was to be paid in cash and 4.5% was to be paid in common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate was effective from April 1, 2019. After the repayment restrictions have been lifted per the Credit Facility, the Company, at its option, could continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash.

With respect to the portion of interest that was to be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

During 2021, the Promissory Note was restructured and amended as of May 27, 2021, on the following basis: a) repayment on June 17, 2021 of $1,000 in principal and $433 for accrued interest, b) settlement on June 17, 2021 of $1,000 of principal with the issuance 1,091,062 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after its public distribution of first quarter, 2021 financial results press release (i.e. the period from June 3 to June 16, 2021 at $0.9165) and c) remaining balance of $3,000 in principal having a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash, thereafter. In conjunction with the acquisition of the vessel “Pyxis Lamda” the Promissory Note was further amended on December 20, 2021, increasing the principal balance from $3,000 to $6,000 and extending the maturity date to April 1, 2024. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” for both transactions and concluded that the first should be accounted for as a debt modification and the second as a debt extinguishment. None of these transactions incurred additional fees or finance fee write-offs. With respect to the $1,000 of principal that was to be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

F-8

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3.	Transactions with Related Parties: – Continued:

On November 15, 2021, the Company signed a memorandum of agreement to acquire from an entity related to the family of the Company’s Chairman and Chief Executive Officer, the “Pyxis Lamda”, a 2017-built 50,145 DWT eco-efficient medium range (“MR”) that was constructed at SPP Shipbuilding Co. Ltd. (“SPP”) in South Korea, for $32,000. The fair value of the acquisition of the Pyxis “Lamda” amounted to $31,172 (Note 5) and consisted of $21,680 senior loan facility that matures in seven years and is secured by the vessel (Note 7), $3 million, at fair value, under an amended unsecured Promissory Note due 2024, the issuance of 4,139,003 of the Company’s common shares having a fair value of $2.17 million on the delivery date of the vessel on December 20, 2021 and $4.32 million cash on hand. Of the amount payable in cash, $1,325 was settled in December 2021 and the balance of $2,995 was included in Due to related parties in the accompanying Consolidated Balance Sheets as at December 31, 2021. The balance was cash settled on January 10, 2022.

Interest charged on the Amended & Restated Promissory Note for the nine months ended September 30, 2021 and 2022, amounted to $271 and $337, respectively, and is included in Interest and finance costs, net in the accompanying unaudited interim Consolidated Statements of Comprehensive Income / (Loss). The respective interest for the three months ended September 30, 2022, has been settled in cash in early October 2022. The outstanding balance of the Promissory Note as of December 31, 2021 and September 30, 2022, amounting to $6,000, and is separately reflected in the accompanying Consolidated Balance Sheets under non-current liabilities.

4. Inventories:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	December 31,	September 30,
	2021	2022
Lubricants	$552	$715
Bunkers	1,015	2,104
Total	$1,567	$2,819

5. Vessels, net:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance January 1, 2022	$148,175	$(28,451)	$119,724

Vessel additions	—	—	—
BWTS installation	555	—	555
Depreciation	—	(4,562)	(4,562)
Balance September 30, 2022	$148,730	$(33,013)	$115,717

On December 23, 2021, the Company entered into an agreement with a third-party to sell the small tankers, “Northsea Alpha” and “Northsea Beta”. Considering the required criteria by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessels as “held for sale”, the Company concluded that all the criteria were met for both vessels. As at December 31, 2021, the aggregate amount of $8,509 was separately reflected in Vessel held-for-sale on the Consolidated Balance Sheets, representing the estimated fair market value of the vessel based on the vessel’s sale price, net of costs to sell. The difference between the estimated fair value less costs to sell of each vessel and the respective vessel’s carrying value plus the unamortized balance of its associated dry-docking cost, amounting to $2,389, was written-off and included in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2021 and classified as “Loss on vessels held-for-sale”. On January 28, 2022 and March 1, 2022, the “Northsea Alpha” and “Northsea Beta”, respectively, were sold. The aggregate sale price for the vessels was $8,900 of which, $5,780 was used for the prepayment of the “Northsea Alpha” and “Northsea Beta” loan facility and the balance for working capital.

As of September 30, 2022, additions amounted to $555 related to the ballast water treatment system installation of the “Pyxis Lamda”, of which, $437 was paid in the first quarter of 2022 and $118 was paid in May 2022.

F-9

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

5.	Vessels, net: – Continued:

As of September 30, 2022, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amounts were fully recoverable for the Company’s vessels held and used and, consequently, no impairment charge was deemed necessary for the period ended September 30, 2022.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

6. Deferred dry dock and special survey costs, net:

The movement in deferred charges, net, in the accompanying Consolidated Balance Sheets are as follows:

Dry docking costs

Balance January 1, 2022	$912
Additions	189
Amortization of special survey costs	(266)
Balance September 30, 2022	$835

On January 14, 2022 “Pyxis Lamda” completed her first special survey. The total cost of special survey amounted $438 of which $189 incurred in the first half of 2022. The amortization of the special survey costs is separately reflected in the accompanying unaudited interim consolidated statement of comprehensive income /(loss).

7. Long-term Debt:

The amounts shown in the accompanying Consolidated Balance Sheets at December 31, 2021 and September 30, 2022, are analyzed as follows:

	December 31,	September 30,
Vessel (Borrower)	2021	2022
(a) “Northsea Alpha” (Secondone)	$2,890	$—
(a) “Northsea Beta” (Thirdone)	2,890	—
(b) “Pyxis Malou” (Fourthone)	7,320	6,792
(c) “Pyxis Theta” (Seventhone)	13,750	12,850
(d) “Pyxis Epsilon” (Eighthone)	16,100	15,200
(e) “Pyxis Karteria” (Tenthone)	13,150	12,100
(b) “Pyxis Lamda” (Eleventhone)	21,680	20,333
Total	$77,780	$67,275

Current portion	$12,030	$6,100
Less: Current portion of deferred financing costs	(335)	(277)
Current portion of long-term debt, net of deferred financing costs, current	$11,695	$5,823

Long-term portion	$65,750	$61,175
Less: Non-current portion of deferred financing costs	(870)	(667)
Long-term debt, net of current portion and deferred financing costs, non-current	$64,880	$60,508

(a) Each of Secondone’s and Thirdone’s outstanding loan balance at December 31, 2021, amounting to $2,890, was repayable in 5 remaining quarterly installments of $100 each amounting to $500 in the aggregate, the first falling due in February 2022, and the last installment accompanied by a balloon payment of $2,390 falling due in February 2023.

On December 23, 2021, the Company entered into an agreement with a third-party to sell the small tankers, “Northsea Alpha” and “Northsea Beta” and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessels “Northsea Alpha” and “Northsea Beta” as “held for sale” were met. As at December 31, 2021, upon classification of “Northsea Alpha” and “Northsea Beta” as vessels held-for-sale, the aggregate outstanding loan balances of $5,780 was classified in the Consolidated Balance Sheets under the line item “Current portion of long-term debt, net of deferred financing costs”. On January 28, 2022 and on March 1, 2022, the “Northsea Alpha” and “Northsea Beta”, respectively, were sold. The Company upon the sale of two vessels prepaid Secondone and Thirdone’s outstanding loan balance in total.

F-10

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt: - Continued:

(b) On December 20, 2021, Fourthone and Eleventhone concluded as joint and several borrowers a loan agreement with Alpha Bank in order to refinance the existing facility of the “Pyxis Malou” and to partly finance the acquisition of the “Pyxis Lamda”.

On the same date, Fourthone drew down an amount of $7,320 and fully settled the previous loan facility outstanding balance of $7,320. As of September 30, 2022, the outstanding balance of the Fourthone loan of $6,792 is repayable in 17 consecutive quarterly installments of $176 each, the first falling due in December 2022, and the last installment accompanied by a balloon payment of $3,800 falling due in December 2026.

Upon delivery of “Pyxis Lamda”, on December 20, 2021, Eleventhone drew down an amount of $21,680. As of September 30, 2022, the outstanding balance of the Eleventhone loan of $20,333 is repayable in 17 consecutive quarterly installments of $449 each, the first falling due in December 2022, and the last installment accompanied by a balloon payment of $12,700 falling due in December 2026.

The loan bears interest at LIBOR plus a margin of 3.15% per annum.

Standard loan covenants include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”). The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreements:

Covenants:

●	The borrowers undertook to maintain minimum deposit with the bank of $1,500 at all times, (which shall be reduced to the amount of $1,000, comprising of $500 with respect to the “Pyxis Malou” and $500 with respect to the “Pyxis Lamda”, upon receipt of time charter employment for a period of at least six months for one of the vessels).
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis. As of September 30, 2022, the requirement was met as such ratio was 42.4%, or 32.6% lower than the required threshold.

●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the vessels, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(c) On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. As of September 30, 2022, the outstanding balance of the Seventhone loan of $12,850 is repayable in 12 consecutive quarterly installments of $300 each, the first falling due in October 2022, and the last installment accompanied by a balloon payment of $9,250 falling due in July 2025. The loan bears interest at LIBOR plus a margin of 3.35% per annum.

Standard loan covenants include, among others, a minimum liquidity and a MSC. The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreement:

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis. As of September 30, 2022, the requirement was met as such ratio was 42.4%, or 32.6% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Seventhone or of the Company or any share therein or the “Pyxis Theta”, as a result of which less than 100% of the shares and voting rights in Seventhone or less than 20% of the shares and voting rights in the corporate guarantor remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

F-11

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt: - Continued:

(d) As of September 30, 2022, the outstanding balance of Eighthone loan amounted to $15,200 and is repayable in 14 quarterly installments of $300 each, the first due in December 2022, and the last installment accompanied by a balloon payment of $11,000 due in March 2026. The loan bears interest at LIBOR plus a margin of 3.35% per annum.

Standard loan covenants include, among others, a minimum liquidity and a MSC. The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis. As of September 30, 2022, the requirement was met as such ratio was 42.4%, or 32.6% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Eighthone or of Pyxis or any share therein or the “Pyxis Epsilon”, as a result of which less than 100% of the shares and voting rights in Eighthone or less than 20% of the shares and voting rights in Pyxis remain in the ultimate legal and beneficial owners disclosed at the negotiation of this loan agreement.

(e) On July 9, 2021, Tenthone entered into a loan agreement with a new lender, Vista Bank, for an amount of $13,500 loan, in order to partly finance the acquisition cost of the vessel “Pyxis Karteria”. The Company drew down the amount of $13,500 upon delivery of the vessel in July 2021.

As of September 30, 2022, the Tenthone outstanding loan balance amounting to $12,100 is repayable in 24 quarterly installments of $300 each, the first due in October 2022, and the last installment accompanied by a balloon payment of $4,900 falling due in July 2028. The loan bears interest at LIBOR plus a margin of 4.8% per annum.

Standard loan covenants of the Tenthone loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank of $250 at all times.
●	The borrower undertakes to maintain a monthly retention account to ensure that, in each calendar month an amount equal with one third of the repayment instalment and the relevant aggregate amount of interest falling due which is payable on the next due date for payment must be transferred to the retention account.
●	MSC is to be at least 120% of the respective outstanding loan balance.
●	Not less than 20% of the ultimate beneficial ownership of (i) the shares in the corporate guarantor and (ii) the ultimate voting rights attaching to such shares is held directly or indirectly by the permitted holder.

Amounts presented in Restricted cash, current and non-current, in the Consolidated Balance Sheets are related to minimum cash and the retention account requirements imposed by the Company’s debt agreements.

The annual principal payments required to be made after September 30, 2022, are as follows:

To September 30,	Amount
2023	$6,100
2024	6,100
2025	15,350
2026 and thereafter	39,725
Total	$67,275

F-12

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt: - Continued:

Total interest expense on long-term debt and the Promissory Note for the nine months ended September 30, 2021, and 2022, amounted to $2,279, and $2,803, respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying Consolidated Statements of Comprehensive Income / (Loss). The Company’s weighted average interest rate (including the margin) for the nine months ended September 30, 2021 and 2022, was 5.34% and 4.82% per annum, including the Promissory Note discussed in Note 3, respectively.

As of September 30, 2022, the Company was in compliance with all of the loan covenants in its loan agreements and there was no amount available to be drawn down under the existing loan agreements.

8. Equity Capital Structure and Equity Incentive Plan:

Effective May 13, 2022, the Company effected a four-for-one reverse stock split on its issued and outstanding common stock (Note 14). All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

The Company’s authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Preferred Shares.

As of December 31, 2021 and September 30, 2022, the Company had a total of 42,455,857 or 10,613,424 common shares after the reverse stock split effective May 13, 2022 and 449,673 Series A Preferred Shares issued and outstanding, with a par value of $0.001 per share. Furthermore, as of December 31, 2021 and September 30, 2022, the Company had outstanding warrants which amounted to 1,590,540, (exclusive of 4,683 underwriter’s warrants to purchase 4,683 Series A Preferred Shares at an average exercise price of $24.97 and 16,000 underwriter’s warrant to purchase 16,000 common shares with exercise price $1.40 or $5.60 after the reverse stock split effective May 13, 2022). The Company has also issued to the placement agent 428,571 non-tradeable warrants for the purchase of common shares, which can be exercised commencing one hundred eighty (180) days after the closing date, or on August 23, 2021 and expire on the five-year anniversary of the closing date, or on February 24, 2026. The initial exercise price per common share was $2.1875, or 125% of the offering price of the shares. As of December 31, 2021 and September 30, 2022 all the respective non-tradeable underwriter’s warrants remain outstanding.

There were no conversions and exercises during the first quarter of 2022 and after September 30, 2022 and up to the date of these Unaudited Interim Condensed Consolidated Financial Statements.

During the months of January through September, 2022 the Company paid monthly cash dividends of $0.1615 for each outstanding Series A Preferred Share, which aggregated to $654 for the nine months ended as of September 30, 2022. As of that date, Mr. Valentis beneficially owned 5,731,942 or approximately 54.0% of our outstanding shares.

9. Income / Loss per Common Share:

	Nine months ended September 30,
	2021	2022
Net income/(loss) available to common stockholders	$(7,304)	$6,019
Weighted average number of common shares, basic	8,752,328	10,613,424
Income/(loss) per common share, basic	$(0.83)	$0.57

Net income / (loss)		$6,686
Weighted average number of common shares, diluted		12,641,229
Net Income/(loss) per common share, diluted	$(0.83)	$0.53

As of September 30, 2021, securities that could potentially dilute basic income/loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, were any incremental shares of the unexercised warrants, calculated with the treasury stock method, as well as shares assumed to be converted with respect to the Series A Preferred Shares calculated with the if-converted method.

F-13

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

9.	Income / Loss per common share: - Continued:

As of September 30, 2021, we had 183,475 Series A Preferred Shares and 2,035,111 warrants (including the non-tradeable underwriter’s Series A Preferred Shares and warrants) potential converted to 819,085 and 2,035,111 common shares respectively. As of September 30, 2022, we had 454,356 Series A Preferred Shares and 2,035,111 warrants (including the non-tradeable underwriter’s Series A Preferred Shares and warrants) potential converted to 2,027,805 and 2,035,111 common shares, respectively, The computation of diluted earnings per share for the nine months ended September 30, 2022,included the potential conversion of the Series A Preferred Shares resulting in an aggregate 12,641,229 weighted average common shares and the elimination of the associated dividend for such period.

Following the annual meeting of shareholders (“AMS”), the Board approved the filing of an amendment to affect a Reverse Stock Split in the ratio of one for four outstanding common shares, to take effect on May 13, 2022. Beginning on such date, the Company’s common shares traded on a split-adjusted basis on the Nasdaq Capital Markets with a new assigned CUSIP number of Y71726130. After the reverse stock split, every four of the Company’s issued and outstanding common shares combined into one issued and outstanding common share, without any change to the par value of $0.001 per share or any shareholder’s ownership percentage of the common shares. This has reduced the number of outstanding common shares from 42,455,857 shares to 10,613,424.

10. Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents, trade accounts receivable due from charterers and amounts due from related parties. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable and a Promissory Note.

Interest rate risk: The Company’s loan interest rates (except for the Promissory Note) are calculated at LIBOR plus a margin, as described in Note 7 above, hence, the Company is exposed to movements in LIBOR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap with one of its lenders for a notional amount of $10.0 million with a cap rate on LIBOR of 3.5%. The interest rate cap terminated on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate on LIBOR of 2% with a termination date of July 8, 2025.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the expected credit losses. The Company places its cash and cash equivalents, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. On the balance sheet date there were no significant concentrations on credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the Consolidated Balance Sheets.

Currency risk: The Company’s transactions are denominated primarily in U.S. dollars; therefore, overall currency exchange risk is limited. Balances in foreign currency other than U.S. dollars are not considered significant.

Fair value: The Management has determined that the fair values of the assets and liabilities as of September 30, 2022, are as follows:

	Carrying	Fair
	Value	Value
Cash and cash equivalents (including restricted cash)	$6,850	$6,850
Trade accounts receivable	$9,035	$9,035
Trade accounts payable	$3,486	$3,486
Long-term debt with variable interest rates, net	$67,275	$67,275
Promissory note with non-variable interest rate *	$6,000	$5,968
Due to related parties	$5,564	$5,564

*	As at September 30, 2022, the carrying value and the theoretical fair value of the promissory note was $6,000 and $5,968, respectively.

F-14

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

9.	Income / Loss per common share: - Continued:

The Company performs an impairment exercise whenever there are indicators of impairment. No impairment loss was recognized for the nine months ended September 30, 2022. As of December 31, 2021 and September 30, 2022, the Company did not have any other assets or liabilities measured at fair value on a non- recurring basis.

Assets measured at fair value on a recurring basis: Interest rate cap

The Company’s interest rate cap does not qualify for hedge accounting. The Company adjusts its interest rate cap contract to fair market value at the end of every period and records the resulting gain or loss during the period in the Consolidated Statements of Comprehensive Income / (Loss). Information on the classification, the derivative fair value and the gain from financial derivative instruments included in the Consolidated Financial Statements is shown below:

	December 31,	September 30,
Consolidated Balance Sheets – Location	2021	2022
Financial derivative instrument – Other non-current assets	$74	$585

Consolidated Statements of Comprehensive Income / (Loss) – Location	Nine months ended September 30,
	2021	2022
Financial derivative instrument – Fair value at the beginning of the period	$—	$74
Financial derivative instrument – Additions of the period	74	—
Financial derivative instrument – Fair value as at period end	56	585
Gain from financial derivative instrument	$(18)	$511

Assets measured at fair value on a recurring basis: Interest rate cap

The fair value of the Company’s interest rate cap agreement is determined based on market-based LIBOR rates. LIBOR rates are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy.

Assets measured at fair value on a non-recurring basis: Long lived assets held and used and held for sale

As of December 31, 2021 and September 30, 2022, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amount was fully recoverable for the Company’s vessels held and used. No impairment loss was recognized for the nine months ended September 30, 2021 and 2022.

As of December 31, 2021 and September 30, 2022, the Company did not have any other assets or liabilities measured at fair value on a non-recurring basis.

11. Commitments and Contingencies:

Minimum contractual charter revenues: The Company employs certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments, charterers’ options to extend the lease terms at higher rates and termination clauses. The Company’s contracted time charters as of September 30, 2022, range from one to three months, with varying extension periods at the charterers’ option and do not provide for variable lease payments. Our time charters contain customary termination clauses which protect either the Company or the charterers from material adverse situations.

Future minimum contractual charter revenues, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on the vessels’ committed, non-cancelable, long-term time charter contracts as of September 30, 2022, are $4,146.

Other: Various claims, suits and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying Consolidated Financial Statements.

F-15

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of September 30, 2022 and as of the date of the issuance of the Consolidated Financial Statements, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying Unaudited Interim Condensed Consolidated Financial Statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

12. Interest and Finance Costs, net:

The amounts in the accompanying unaudited interim Consolidated Statements of Comprehensive Income / (Loss) are analyzed as follows:

	Nine months ended September 30,
	2021	2022
Interest on long-term debt	$2,008	$2,466
Interest on promissory note	271	337
Amortization of financing costs	171	229
Financing fees and charges, net	35	(10)
Total	$2,485	$3,022

13. Revenues, net:

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters). The following table presents the Company’s revenue disaggregated by revenue source for the nine month periods ended September 30, 2021 and 2022:

	Nine months ended September 30,
	2021	2022
Revenues derived from spot charters, net	$8,027	$28,272
Revenues derived from time charters, net	9,210	11,694
Revenues, net	$17,237	$39,966

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as December 31, 2021 and September 30, 2022:

	December 31, 2021	September 30, 2022
Accounts receivable trade from spot charters	$1,762	$9,091
Accounts receivable trade from time charters	—	38
Less: Bad debt provisions	(26)	(26)
Less: Allowance for credit losses	(20)	(68)
Total	$1,716	$9,035

14. Subsequent Events:

Dividend payment: During October 2022, the Company paid monthly cash dividends of $0.1615 per share on its outstanding Series A Preferred Shares, amounting to $73. Similarly, on November 1, 2022, the board of directors of Pyxis declared a monthly dividend of $0.1615 per share, for the month of November 2022. The cash dividend of $73 will be payable on November 21, 2022, to holders of record as of November 14, 2022.

F-16